January 14, 2026

E. Allen Nye, Jr.
Chief Executive Officer
Oncor Electric Delivery Company LLC
1616 Woodall Rodgers Fwy.
Dallas, TX 75202

        Re: Oncor Electric Delivery Company LLC
            Registration Statement on Form S-4
            Filed January 8, 2026
            File No. 333-292610
Dear E. Allen Nye, Jr.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja Majmudar at 202-551-3844 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    Aaron Scow